Via: EDGAR

November 12, 2013

Mr. Brad Skinner
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

RE:    Unit Corporation
Form 10-K for the fiscal year ended December 31, 2012
Filed February 26, 2013
File No. 1-09260

Dear Mr. Skinner:
We offer the following responses to the comments and requests contained in your September 19, 2013 letter concerning our Form 10-K for the fiscal year ended December 31, 2012. The responses provided below are numbered to correspond to your comments, which have been set forth in this letter for ease of reference.
Given the nature of the comments and the fact that they pertain to disclosures that arise only in connection with annual reporting in a Form 10-K, we respectively request that we be permitted to address them prospectively, beginning with our Form 10-K for fiscal year 2013, which will be due to be filed with the SEC no later than March 3, 2014. By addressing these comments in the upcoming Form 10-K, we will be updating and in effect amending our prior disclosures, making the amendment of our prior filing unnecessary.
Annual Report on Form 10-K for the fiscal year ended December 31, 2012
Business, page 1

Oil and Natural Gas, page 6

Description and Location of Our Core Operations, page 7

West division

Mr. Brad Skinner
November 12, 2013

1.    You disclose net and gross quantities of “potential reserves”. Explain your basis for concluding that disclosure of these quantities in your 10-K is permissible. See Instruction to Item 1202 of Regulation S-K.
Response: The entire sentence in which the term “potential reserves” is used reads as follows: “Approximately 18% or 30 net Bcfe of the anticipated 168 net Bcfe (242 gross Bcfe) potential reserves are booked as proved producing or proved behind pipe at year end 2012.” Use of the term “potential” in that context was not intended to create a specific category of reserve classification, but to convey the estimated nature of the reserves calculation. The reserves should have been labeled as “estimated” and not “potential.” In future SEC filings we will strive to avoid this confusion by not referring to estimated reserves as potential reserves.

Central division

2.    We note your disclosure under this section of a “reserve range” and “calculated rate of return” for “the typical Mississippian well”. Explain to us you believe this disclosure is permissible in your 10-K. As part of your response, explain whether the quantities disclosed represent reserves, as defined in Rule 4-10(a) of Regulation S-X. Also, explain whether this “typical well” is an actual, identified well or rather a theoretical well. See Instruction to Item 1202 of Regulation S-K.
Response: Our disclosure used the actual results of one of our horizontal wells drilled in the Mississippian play to provide the reader an estimate for a typical “theoretical” well to be completed in the area in the future. The “reserve range” disclosed represented the range of estimated proved undeveloped (PUD) reserves included in our reserve report for the Mississippian play. In future SEC filings we will avoid referring to “reserve ranges” for “theoretical wells” and limit our disclosure to proved reserves actually recorded in our reserve report.

Proved Undeveloped Reserves, page 15

3.    Your disclosure under this section includes quantities of proved undeveloped reserves converted to proved developed reserves during 2012. Tell us whether there were any other material changes to your proved undeveloped reserves during the year. As part of your response, provide us with a reconciliation of beginning and ending proved undeveloped reserves. See Item 1203(b) of Regulation S-K.
Response: We have included the reconciliation of the change in PUD reserves for 2012 below. In our Form 10-K we disclosed converted PUD reserves for 2012 and our beginning and ending balance of PUD reserves in the supplemental oil and gas disclosures included in Item 8. In addition to the disclosed converted reserves, our year end PUD reserves reflected additions from acquisitions and development that were not specifically itemized in our Form 10-K. While these component additions can be

Mr. Brad Skinner
November 12, 2013

considered “material changes in proved undeveloped reserves” for purposes of Item 1203(b) of Regulation S-K, we do not believe their disclosure was material to an understanding of our overall assets and operations, nor do we believe that their nondisclosure significantly altered the total mix of information available to the investing public. We respectfully submit that we believe that filing an amended Form 10-K to expand the discussion of our exploration and development activities is not necessary at this time. However, we will separately disclose all materialcomponent changes to PUD reserves in future filings to fully comply with the requirements of Item 1203(b).
A reconciliation of beginning and ending proved undeveloped reserves for 2012 is as follows:

Proved Undeveloped Reserves - 2012
	Gas MMcf	Oil MBbls	NGLs MBbls	Total Mboe

Beginning of Year	69,824	4,637	5,438	21,712
Revisions of Previous Estimates	(14,767)	(348)	(297)	(3,106)
Converted	(23,945)	(1,781)	(2,975)	(8,747)
Extensions and Discoveries	46,306	3,332	4,319	15,369
Purchases of Reserves	26,289	724	3,099	8,205
Sale of Reserves	(904)	(1,007)	(75)	(1,233)
End of Year	102,803	5,557	9,509	32,200

The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We would appreciate your earliest possible review of this letter in response to your comments. To expedite the conveyance of additional comments, please feel free to call me or April Adler at (918) 493-7700.

Very truly yours,

/s/ Mark E. Schell
Mark E. Schell
Senior Vice President,
General Counsel and Secretary